
June 5, 2024

Daniel Snyder
Chief Executive Officer
Kenilworth Systems Corp
721 Beach Street
Daytona Beach, FL 32114

> **Re: Kenilworth Systems Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Amendment No.1 to Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-08962**

Dear Daniel Snyder:

We have reviewed your amended filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 26, 2024 letter.

Amendment No.1 to Form 10-K for Fiscal Year Ended December 31, 2023

Item 1 - Description of Business
General, page 4

1. Please tell us how you account for the 40% minority interest in Regenecell, Inc. that is owned by Mr. Swank.

Consolidated Changes in Stockholders' Equity, page F-6

2. We note the changes you made in response to prior comment 4. Please describe the transaction(s) that resulted in the issuance of 11,745,340 common shares during 2023 and how you accounted for these transactions.

Please contact Keira Nakada at 202-551-3659 or Adam Phippen at 202-551-3336 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services